Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Appointment of Mr Al-Noor Ramji as an Additional Director and Independent Director of the Company

Mumbai, February 1, 2022: We hereby inform that the Board of Directors at its meeting held on January 31, 2022, based on the recommendation of the Nomination and Remuneration Committee, has decided to appoint Mr. Al-Noor Ramji as an Additional Director and Independent Director with effect from May 1, 2022 for a tenure of 5 years, subject to completion of applicable regulatory formalities and approval of the shareholders of the Company.

Reproduced herein below are the brief details of the aforesaid appointment as prescribed in Annexure A, the contents of which are self-explanatory.

Annexure A

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular CIR/CFD/CMD/4/2015 dated September 9, 2015

Sr. No.	Particulars	Details of Mr. Al-Noor Ramji
	Reason for change viz. appointment, resignation, removal, death or otherwise;	Appointment
Date of appointment/~~cessation~~ (as applicable) & term of appointment;

Appointed as an Additional Director and Independent Director with effect from May 1, 2022 for a tenure of 5 years, subject to completion of applicable regulatory formalities and approval of the shareholders of the Company.

	Brief profile (in case of appointment);	Reproduced herein below as Annexure B
	Disclosure of relationships between directors (in case of appointment of a Director);	Nil
	Information as required pursuant to BSE circular ref no. LIST/ COMP/ 14/ 2018-19 and the National Stock Exchang of India Limited with ref no. NSE/CML/2018/24, dated June 20, 2018	Not debarred from holding the office of director pursuant to any SEBI order or any such authority.

Annexure B

Brief Profile of Mr. Al-Noor Ramji

Al-Noor, who joined Prudential in January 2016 as Group Chief Digital Officer, is responsible for developing and executing an integrated, long-term digital strategy for the Group.

Before joining Prudential, he worked at Northgate Capital, a venture capital firm in Bay Area, where he raised money and ran the technology-focused funds. Prior to this Al-Noor was at Misys, the financial services software group, and he has previously held CEO or EVP level technology and innovation roles at BT Group, Qwest Communications, Dresdner Kleinwort Benson and Swiss Bank Corporation.

He is a seasoned executive and has led several large scale digital transformation in major industries. This includes Financial Services, Telecommunications, Software and High Tech. He led the renewal and/or total change of business models onto a digital ecosystem platform to allow sustainable high growth across customer acquisition, distribution, products, marketing and sales.

He is the founder or co-founder of a number of start-ups in India, Kenya, the USA, the UK as well as helping to build companies in Asia including the top three IT services company in China.

He has served on several listed company boards on NYSE and FTSE and others, in many cases from private to IPO.

This is for the information to the Exchanges and the Members.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.